Exhibit 12.

Questar Pipeline Company

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2008	2007	2006
	(dollars in millions)
Earnings
Income before income taxes	$ 91.4	$ 71.7	$72.7
Plus interest expense	32.7	21.7	23.8
Plus allowance for borrowed funds used
during construction	0.4	7.3	0.4
Less Company’s share of earnings of equity investee	(0.6)
Plus interest portion of rental expense	1.7	1.2	0.8
	$125.6	$101.9	$97.7

Fixed Charges
Interest expense	$ 32.7	$ 21.7	$23.8
Plus allowance for borrowed funds used
during construction	0.4	7.3	0.4
Plus interest portion of rental expense	1.7	1.2	0.8
	$ 34.8	$30.2	$25.0

Ratio of Earnings to Fixed Charges	3.6	3.4	3.9

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges, earnings and distributions of an equity investee. Income before income taxes includes Questar Pipeline’s share of pretax earnings of an equity investee. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs and losses from reacquired debt, and the interest portion of rental expense estimated at 50%.